SCOUT FUNDS 12-31-11 NSAR-B
EX-99.77M

On November 18, 2010, the Board of
Trustees of Scout Funds, on behalf of
the Scout Small Cap Fund (the Acquiring
Fund), approved an Agreement and Plan
of Reorganization (the Plan) pursuant
to which the Scout TrendStar Small Cap Fund
(the Acquired Fund), would be reorganized with and into the Scout Small Cap Fund
(the Reorganization).

The tax-free Reorganization was not subject to shareholder approval and was accomplished after the close of business on September 30, 2011 by exchanging the assets and liabilities of the Acquired Fund for shares of the Acquiring Fund. The Acquiring Fund is the accounting survivor of the
Reorganization for financial statement
and performance reporting purposes.